UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+852 975-02047 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Change of Directors

Resignation of Ms. Fangjie Wang

On June 12, 2025, Ms. Fangije Wang notified AGM Group Holdings Inc. (the “Company”) her resignation as an independent director and the chair of the Audit Committee, a member of Compensation Committee and Nominating Committee of the Company, with effect on and from June 12, 2025.

Appointment of Mr. Hailiang Jia, Ms. Jianping Niu and Mr. Yang Cao

Effective June 12, 2025, Mr. Hailiang Jia, Ms. Jianping Niu and Mr. Yang Cao were elected as independent directors of the Company by the existing members of the board of directors (the “Board”) of the Company pursuant to the Amended and Restated Memorandum and Articles of Association of the Company.

Mr. Hailiang Jia was elected to fill the vacancy on the Board resulted from the resignation of Ms. Fangjie Wang, and will serve as the chair of the Audit Committee of the Company, a member of the Compensation Committee and Nominating Committee. Simultaneously, Mr. Yang Cao was elected to serve as a member of the Compensation Committee, and Mr. Jianping Niu was elected to serve as a member of the Nominating Committee.

Mr. Hailiang Jia, aged 49, has over 20 years of experience in finance and executive management roles across multiple industries, including technology, trade, and accounting. Mr. Jia has served as the Chief Financial Officer at 3 E Network Technology Group Ltd (Nasdaq: MASK) since November 2024. From June 2003 to October 2008, Mr. Jia served as the Chief Financial Officer at Henan Ocean Chemical Fiber Group Co., LTD. in China. Between November 2008 and October 2014, he served as the Chief Financial Officer at Zhengzhou Sanhui Electric Co., LTD. in China. From November 2014 to October 2019, Mr. Jia served as the Chief Financial Officer of Zhengzhou Wate Energy-saving Technology Co., LTD. in China. Starting from August 2022, Mr. Jia has been a certified public accountant at Hebei Huatai United Accounting Firm. Mr. Jia received a bachelor’s degree in finance and accounting from Henan University of Technology (formerly known as Henan Food University) in 2000 and a master’s degree of business administration from the same university in 2013.

Mr. Yang Cao, aged 41, has extensive experience in technology management and education, with a career spanning roles in academia and executive leadership in the software and logistics sectors. He has served as the General Manager of Beijing Kewoyi Technology Co., Ltd. since January 2021, where he leads the development and operation of an online freight logistics platform. Previously, Mr. Cao served as a product manager at Beijing Zhongkezhixing Lot Technology Co., Ltd from 2020 to 2023, primarily responsible for software technology development and logistics services. Mr. Cao received a bachelor’s degree in computer science from Henan Normal University in 2008.

Ms. Jianping Niu, aged 68, has over 40 years of experience in logistics and supply chain management, specializing in cold chain operations and logistics information systems. She has served as the director of logistics information at Beijing Zhengguangtong International Supply Chain Management Co., Ltd. since August 2024, where she oversees cold chain management, RFID and IoT technology integration, and compliance with GSP/GMP standards. Previously, Ms. Niu served as a director of warehouse operations at Beijing Kewoyi Technology Co., Ltd. from November 2021 to August 2024, managing multiple regional cold chain warehouses and implementing advanced tracking technologies. Ms. Niu received a bachelor’s degree in chemistry from Henan Normal University in 1978.

Exhibit Index

Exhibit No.	Description
99.1	Director Offer Letter with Mr. Hailiang Jia
99.2	Director Offer Letter with Mr. Yang Cao
99.3	Director Offer Letter with Ms. Jianping Niu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2025	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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